AI ERA CORP.

144 Main Street, Mt. Kisco, NY 10549

(917) 336-2398

March 31, 2026

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Stacie Gorman

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: AI Era Corp.

Registration Statement on Form S-1

Filed March 23, 2026

File No. 333-294532

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AI Era Corp. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on Thursday, April 2, 2026, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Ahmad Moradi

Ahmad Moradi

Chief Executive Officer